MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2015

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three and nine months ended September 30, 2015 and 2014 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014 and the related MD&A. We use certain non-IFRS financial measures in this MD&A. For a description of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of U S dollars unless otherwise indicated. This MD&A is dated as of October 30, 2015 and all information contained is current as of October 30, 2015 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2015

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2015, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Table of Contents

Operating Highlights	Page 3	Consolidated Financial Results	Page 13
History and Strategy	Page 4	Non IFRS Measures	Page 15
Consolidated Operations	Page 5	Quarterly Results and Trends	Page 22
Guanaceví Operations	Page 7	2015 Outlook	Page 26
Bolañitos Operations	Page 9	Liquidity and Capital Resources	Page 28
El Cubo Operations	Page 11	Changes in Accounting Policies	Page 33
Exploration Results	Page 13	Controls and Procedures	Page 34

2

Three Months Ended Sept. 30				Nine Months Ended Sept. 30
2015	2014	% Change	Q3 2015 Highlights	2015	2014	% Change
Production
1,820,282	1,634,294	11%	Silver ounces produced	5,445,901	5,202,902	5%
15,319	14,118	9%	Gold ounces produced	44,557	47,768	(7%)
1,773,459	1,582,525	12%	Payable silver ounces produced	5,305,309	5,046,879	5%
14,961	13,558	10%	Payable gold ounces produced	43,512	45,961	(5%)
2,892,612	2,622,554	10%	Silver equivalent ounces produced (1)	8,564,891	8,546,662	0%
8.11	10.70	(24%)	Cash costs per silver ounce (2)(3)	7.96	8.30	(4%)
13.57	19.86	(32%)	Total production costs per ounce (2)(4)	13.48	17.15	(21%)
15.05	20.18	(25%)	All-in sustaining costs per ounce (2)(5)	15.07	17.34	(13%)
404,878	344,393	18%	Processed tonnes	1,157,415	1,030,194	12%
75.07	99.02	(24%)	Direct production costs per tonne (2)(6)	80.05	98.47	(19%)
10.33	13.14	(21%)	Silver co-product cash costs (7)	10.68	12.19	(12%)
756	894	(15%)	Gold co-product cash costs (7)	774	796	(3%)
Financial
42.7	40.5	5%	Revenue ($ millions)	141.6	148.3	(5%)
1,844,556	1,227,466	50%	Silver ounces sold	5,619,126	4,539,433	24%
14,599	13,631	7%	Gold ounces sold	44,195	44,688	(1%)
14.67	18.78	(22%)	Realized silver price per ounce	16.05	19.88	(19%)
1,074	1,278	(16%)	Realized gold price per ounce	1,163	1,298	(10%)
(14.1)	(11.4)	24%	Net earnings (loss) ($ millions)	(13.7)	(7.6)	79%
(9.3)	(11.4)	(18%)	Adjusted net earnings (8) ($ millions)	(8.9)	(6.2)	44%
2.1	(3.6)	(159%)	Mine operating earnings ($ millions)	18.0	12.1	49%
12.0	11.5	5%	Mine operating cash flow (9) ($ millions)	48.0	56.6	(15%)
4.8	4.4	9%	Operating cash flow before working capital changes (10)	29.6	34.6	(14%)
1.3	2.2	(40%)	Earnings before ITDA (11)	28.6	34.9	(18%)
20.4	39.8	(49%)	Working capital ($ millions)	20.4	39.8	(49%)
Shareholders
(0.14)	(0.11)	(25%)	Earnings per share – basic	(0.13)	(0.08)	(63%)
(0.09)	(0.11)	19%	Adjusted earnings per share – basic (8)	(0.09)	(0.06)	(42%)
0.05	0.04	8%	Operating cash flow before (10) working capital changes per share	0.29	0.34	(15%)
101,976,901	101,527,951	0%	Weighted average shares outstanding	101,976,901	101,123,404	1%

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21

(8)

Adjusted earnings are calculated by adding back the mark-to-market impact of derivative equities held as a liability on the Company’s balance sheet and non-recurring write downs or impairment charges net of tax. See Reconciliation to IFRS on page 16.

(9)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 16.

(10)	See Reconciliation to IFRS on page 16 for the reconciliation of operating cash flow before working capital changes and page 17 for the operating cash flow before working capital changes per share.
(11)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 17.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively under-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and was quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolañitos is now an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo had similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, Endeavour initiated a two year operational turn-around program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability. Endeavour also completed a capital reconstruction program of the plant and surface infrastructure, and invested in accelerated mine exploration and development to unfold the full potential of El Cubo.

The Company has historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

4

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months and Nine Months Ended September 30, 2015 and 2014

Three Months Ended Sept. 30			CONSOLIDATED	Nine Months Ended Sept. 30
2015	2014	% Change		2015	2014	% Change
404,878	344,393	18%	Ore tonnes processed	1,157,415	1,030,194	12%
163	175	(7%)	Average silver grade (gpt)	172	183	(6%)
85.7	84.5	1%	Silver recovery (%)	84.9	85.7	(1%)
1,820,282	1,634,294	11%	Total silver ounces produced	5,445,901	5,202,902	5%
1,773,459	1,582,525	12%	Payable silver ounces produced	5,305,309	5,046,879	5%
1.39	1.48	(6%)	Average gold grade (gpt)	1.42	1.66	(15%)
84.9	86.3	(2%)	Gold recovery (%)	84.5	86.7	(3%)
15,319	14,118	9%	Total gold ounces produced	44,557	47,768	(7%)
14,961	13,558	10%	Payable gold ounces produced	43,512	45,961	(5%)
2,892,612	2,622,554	10%	Silver equivalent ounces produced (1)	8,564,891	8,546,662	0%
8.11	10.70	(24%)	Cash costs per silver ounce (2)(3)	7.96	8.30	(4%)
13.57	19.86	(32%)	Total production costs per ounce (2)(4)	13.48	17.15	(21%)
15.05	20.18	(25%)	All in sustaining cost per ounce (2)(5)	15.07	17.34	(13%)
75.07	99.02	(24%)	Direct production costs per tonne (2)(6)	80.05	98.47	(19%)
10.33	13.14	(21%)	Silver co-product cash costs (7)	10.68	12.19	(12%)
756	894	(15%)	Gold co-product cash costs (7)	774	796	(3%)

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

5

Consolidated Production

Three months ended September 30, 2015 (compared to the three months ended September 30, 2014)
Consolidated silver production during Q3, 2015 was 1,820,282 ounces, an increase of 11% compared to 1,634,294 oz in Q3, 2014, and gold production was 15,319 oz, an increase of 9% compared to 14,118 oz in Q3, 2014. Plant throughput was 404,878 tonnes at average grades of 163 grams per tonne (gpt) silver and 1.39 gpt gold compared to 344,393 tonnes grading 175 gpt silver and 1.48 gpt gold in Q3, 2014. Metal production increased due to higher throughput partially offset by lower grades. The increased throughput at El Cubo, which has lower grades than the other operations, is the primary driver of these variations from 2014.

Nine months ended September 30, 2015 (compared to the nine months ended September 30, 2014)
Consolidated silver production during 2015 was 5,445,901 oz, an increase of 5% compared to 5,202,902 oz in 2014, and gold production was 44,557 oz, a decrease of 7% compared to 47,768 oz in 2014. Plant throughput was 1,157,415 tonnes at average grades of 172 gpt silver and 1.42 gpt gold compared to 1,030,194 tonnes grading 183 gpt silver and 1.66 gpt gold in 2014. Silver production increased due to the higher throughput partly offset by lower silver grades, while gold production decreased due to lower grades. The increased throughput of the El Cubo operation, which has lower grades than the other operations, is the primary driver of these variations from 2014.

Consolidated Operating Costs

Three months ended September 30, 2015 (compared to the three months ended September 30, 2014)
The falling Mexican peso and continued focus on cost reductions resulted in lower consolidated costs per tonne, which fell 24% to $75.07 in Q3, 2015. Lower costs per tonne resulted in lower cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 24% to $8.11 per oz of payable silver compared to $10.70 per oz in Q3, 2014. Similarly the lower costs per tonne and lower exploration expenditures resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 25% to $15.05 per oz compared to Q3, 2014.

Nine months ended September 30, 2015 (compared to the nine months ended September 30, 2014)
The falling Mexican peso and continued focus on cost reductions resulted in lower consolidated costs per tonne, which fell 19% to $80.05 in 2015. Lower costs per tonne, partially offset by lower gold grades, resulted in lower cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 4% to $7.96 per oz of payable silver compared to $8.30 per oz 2014. Similarly the lower production costs, and lower exploration expenditures resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 13% to $15.07 per oz compared to 2014.

6

Guanaceví Operations

Production Results for the Three Months and Nine Months Ended September 30, 2015 and 2014

Three Months Ended Sept. 30			GUANACEVÍ	Nine Months Ended Sept. 30
2015	2014	% Change		2015	2014	% Change
111,469	105,241	6%	Ore tonnes processed	326,392	320,876	2%
285	278	3%	Average silver grade (g/t)	304	300	1%
84.9	81.0	5%	Silver recovery (%)	84.0	82.9	1%
867,292	761,272	14%	Total silver ounces produced	2,678,979	2,562,877	5%
858,618	753,660	14%	Payable silver ounces produced	2,652,189	2,537,249	5%
0.58	0.59	(2%)	Average gold grade (g/t)	0.62	0.63	(2%)
86.2	82.1	5%	Gold recovery (%)	86.3	86.3	0%
1,792	1,627	10%	Total gold ounces produced	5,615	5,556	1%
1,774	1,611	10%	Payable gold ounces produced	5,559	5,501	1%
992,732	875,162	13%	Silver equivalent ounces produced (1)	3,072,029	2,951,797	4%
7.98	11.99	(33%)	Cash costs per silver ounce (2)(3)	8.12	10.70	(24%)
10.15	13.22	(23%)	Total production costs per ounce (2)(4)	10.53	12.51	(16%)
12.76	16.62	(23%)	All in sustaining cost per ounce (2)(5)	12.48	15.56	(20%)
79.15	105.23	(25%)	Direct production costs per tonne (2)(6)	86.25	106.35	(19%)
8.84	12.70	(30%)	Silver co-product cash costs (7)	9.12	11.66	(22%)
647	864	(25%)	Gold co-product cash costs (7)	661	762	(13%)

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

Guanaceví has produced more than 24 million ounces of silver and 58,000 ounces of gold since Endeavour acquired it in 2004. Although the historic mine was closed and the plant was struggling to process 100 tpd of old tailings in 2004, Guanaceví is now producing 1,200 tpd of high-grade ore. The Company has discovered five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, one of which is now mined out. The Guanaceví operation currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, and administration and housing facilities. Guanaceví provides steady employment for 540 people and engages 100 contractors.

7

Guanaceví Production Results

Three months ended September 30, 2015 (compared to the three months ended September 30, 2014)
Silver production at the Guanaceví mine during Q3, 2015 was 867,292 oz, an increase of 14% compared to 761,272 oz in Q3, 2014, and gold production was 1,792 oz, an increase of 10% compared to 1,627 oz in Q3, 2014. Plant throughput was 111,469 tonnes at average grades of 285 gpt silver and 0.58 gpt gold compared to 105,241 tonnes grading 278 gpt silver and 0.59 gpt gold in Q3, 2014. Metal production increased due to higher plant throughput and metal recoveries. The higher ore grades were due to variations within the different ore-bodies resulting in higher silver and gold production compared to Q3, 2014. The ore grades exceeded plan grades for Q3, 2015 due to the aforementioned variations and the processing of stockpiled higher grade ore.

Nine months ended September 30, 2015 (compared to the nine months ended September 30, 2014)
Silver production at the Guanaceví mine during the first three quarters of 2015 was 2,678,979 oz, an increase of 5% compared to 2,562,877 oz for the first three quarters of 2014, and gold production was 5,615 oz, an increase of 1% compared to 5,556 oz in 2014. Plant throughput was 326,392 tonnes at average grades of 304 gpt silver and 0.62 gpt gold compared to 320,876 tonnes grading 300 gpt silver and 0.63 gpt gold in 2014. Metal production increased due to higher plant throughput and metal recoveries.

Guanaceví Operating Costs

Three months ended September 30, 2015 (compared to the three months ended September 30, 2014)
Per-tonne costs fell 25% to $79.15 in Q3, 2015 compared to Q3, 2014 due to the falling peso and the Company’s focus on reducing costs. The lower costs per tonne resulted in lower cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 33% to $7.98 per oz of payable silver compared to $11.99 per oz in Q3, 2014. All-in-sustaining costs (also a non-IFRS measure) fell 23% to $12.76 per oz compared to Q3, 2014 due to lower cost per tonne.

Nine months ended September 30, 2015 (compared to the nine months ended September 30, 2014)

Per-tonne costs fell 19% to $86.25 in 2015 compared to 2014 due to the falling peso and the Company’s focus on reducing costs. The lower costs per tonne, offset by lower grades resulted in lower cash costs per ounce, net of byproduct credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 24% to $8.12 per oz of payable silver compared to $10.70 per oz in 2014. All-in-sustaining costs (also a non-IFRS measure) fell 20% to $12.48 per oz compared to 2014 due to lower operating costs.

8

Bolañitos Operations

Production Results for the Three Months and Nine Months Ended September 30, 2015 and 2014

Three Months Ended Sept. 30			BOLAÑITOS	Nine Months Ended Sept. 30
2015	2014	% Change		2015	2014	% Change
109,124	137,683	(21%)	Ore tonnes processed	351,348	422,465	(17%)
105	149	(30%)	Average silver grade (g/t)	126	148	(15%)
81.7	89.2	(8%)	Silver recovery (%)	84.2	88.6	(5%)
300,988	588,159	(49%)	Total silver ounces produced	1,198,410	1,784,908	(33%)
288,908	557,913	(48%)	Payable silver ounces produced	1,148,612	1,695,634	(32%)
1.95	2.20	(11%)	Average gold grade (g/t)	2.03	2.47	(18%)
78.9	88.2	(11%)	Gold recovery (%)	82.0	87.1	(6%)
5,397	8,588	(37%)	Total gold ounces produced	18,800	29,208	(36%)
5,263	8,202	(36%)	Payable gold ounces produced	18,335	27,960	(34%)
678,778	1,189,319	(43%)	Silver equivalent ounces produced (1)	2,514,410	3,829,468	(34%)
7.68	2.93	162%	Cash costs per silver ounce (2)(3)	3.52	0.68	(422%)
15.55	18.36	(15%)	Total production costs per ounce (2)(4)	9.95	14.50	(31%)
14.40	11.75	23%	All in sustaining cost per ounce (2)(5)	10.46	8.47	23%
70.17	87.98	(20%)	Direct production costs per tonne (2)(6)	71.87	88.77	(19%)
11.00	10.33	6%	Silver co-product cash costs (7)	9.86	10.16	(3%)
805	703	15%	Gold co-product cash costs (7)	715	663	8%

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

The Bolañitos mine encompasses three operating silver-gold mines and a floatation plant and is located 10 kilometres from the city of Guanajuato in the state of Guanajuato. Following Endeavour’s acquisition in 2007, cash costs of production were as high as $32 per oz and the operation was struggling to produce 300,000 ounces of silver per year. Following the execution of management’s business strategy, cash costs of production became negative due to economies of scale and the rising gold credits as production grew. Bolañitos’ processing plant was expanded in phases from 500 tpd in 2007 to 1,600 tpd in 2012. In 2013 additional mine output was processed at the El Cubo facilities allowing production to exceed plant capacity, whereas in 2014, production reverted to the 1,600 tpd Bolañitos plant capacity. Since acquisition, the Bolañitos operation has produced over 11 million ounces of silver and over 175,000 ounces of gold. Production in 2015 is expected to decline to 1000 tpd in Q4, 2015.

9

Bolañitos Production Results

Three months ended September 30, 2015 (compared to the three months ended September 30, 2014)
Silver production at the Bolañitos mine was 300,988 oz during Q3, 2015, a decrease of 49% compared to 588,159 oz in Q3, 2014, and gold production was 5,397 oz, a decrease of 37% compared to 8,588 oz in Q3, 2014. Plant throughput in Q3, 2015 was 109,124 tonnes at average grades of 105 gpt silver and 1.95 gpt gold, compared to 137,683 tonnes grading 149 gpt silver and 2.20 gpt gold in Q3, 2014. Metal production was down due to lower throughput, recoveries and grades. Bolañitos production was scheduled to decline to 1,000 tpd in 2015 as the operation focus on developing the LL-Asunción ore body. Bolañitos operated at its existing capacity of 1,600 tpd in the first quarter, but is gradually reducing to 1,000. Lower than planned mill feed from the El Cubo mine allowed Bolañitos to mill just under 1,200 tpd of Bolañitos ore in Q3, 2015. Ore grades were scheduled to dip in Q3, 2015 with an increase to gold grades expected in the fourth quarter as more ore is mined from LL-Asuncion, however mining of non-modeled resources from the Lucero veins should result in similar processed grades in Q4, 2015.

Nine months ended September 30, 2015 (compared to the nine months ended September 30, 2014)
Silver production at the Bolañitos mine was 1,198,410 oz during 2015, a decrease of 33% compared to 1,784,908 oz in the first three quarters of 2014, and gold production was 18,800 oz, a decrease of 36% compared to 29,208 oz in 2014. Plant throughput in the first three quarters of 2015 was 351,348 tonnes at average grades of 126 gpt silver and 2.03 gpt gold, compared to 422,465 tonnes grading 148 gpt silver and 2.47 gpt gold in the first three quarters of 2014. Metal production was down due to lower throughput, recoveries and grades. Bolañitos production was scheduled to decline to 1,000 tpd in 2015 as the operation focus on developing the LL-Asunción ore body. Bolañitos operated at its existing capacity of 1,600 tpd in the first quarter, but is gradually reducing to 1,000. Lower than planned mill feed from the El Cubo mine allowed Bolañitos to mill just under 1,200 tpd of Bolañitos ore in Q3, 2015. Mining of non-modeled resources from the Lucero veins will result in similar processed grades in Q4, 2015.

Bolañitos Operating Costs

Three months ended September 30, 2015 (compared to the three months ended September 30, 2014)
In Q3, 2015, per tonne costs fell 20% due to the falling Mexican peso, reduced contractor activity and management’s focus on reducing costs. The lower costs per tonne were offset by lower grade material, increasing cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $7.68 per oz of payable silver compared to $2.93 per oz the same period in 2014. Similarly all-in sustaining costs (also a non-IFRS measure) rose 23% to $14.40. Higher operating costs were offset by decreased mine development and exploration expenditures in Q3, 2015 compared to Q3, 2014.

Nine months ended September 30, 2015 (compared to the nine months ended September 30, 2014)
In the first three quarters of 2015, per tonne costs fell 19% due to the falling Mexican peso, reduced contractor activity and management’s focus on reducing costs. The lower costs per tonne were offset by lower grade material, increasing cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $3.52 per oz of payable silver compared to $0.68 per oz in the same period in 2014. Similarly all-in sustaining costs (also a non-IFRS measure) rose 23% to $10.46 per oz due to the lower throughput and grades, partially offset by lower exploration and development expenditures.

10

El Cubo Operations

Production Results for the Three Months and Nine Months Ended September 30, 2015 and 2014

Three Months Ended Sept. 30			EL CUBO	Nine Months Ended Sept. 30
2015	2014	% Change		2015	2014	% Change
184,285	101,469	82%	Ore tonnes processed	479,675	286,853	67%
124	102	22%	Average silver grade (g/t)	117	105	11%
88.7	85.6	4%	Silver recovery (%)	86.9	88.3	(2%)
652,002	284,863	129%	Total silver ounces produced	1,568,512	855,117	83%
625,933	270,952	131%	Payable silver ounces produced	1,504,508	813,996	85%
1.54	1.42	8%	Average gold grade (g/t)	1.51	1.63	(7%)
89.1	84.3	6%	Gold recovery (%)	86.5	86.5	(0%)
8,130	3,903	108%	Total gold ounces produced	20,142	13,004	55%
7,924	3,745	112%	Payable gold ounces produced	19,618	12,500	57%
1,221,102	558,073	119%	Silver equivalent ounces produced (1)	2,978,452	1,765,397	69%
8.48	23.10	(63%)	Cash costs per silver ounce (2)(3)	11.07	16.69	(34%)
17.36	41.38	(58%)	Total production costs per ounce (2)(4)	21.36	37.15	(42%)
18.48	47.46	(61%)	All in sustaining cost per ounce (2)(5)	23.16	41.41	(44%)
75.50	107.56	(30%)	Direct production costs per tonne (2)(6)	81.82	103.94	(21%)
11.16	19.83	(44%)	Silver co-product cash costs (7)	12.96	17.50	(26%)
817	1,349	(39%)	Gold co-product cash costs (7)	939	1,142	(18%)

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

Endeavour’s third mine, El Cubo, was acquired in July 2012. El Cubo was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. However, unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, by already having throughput of 1,100 tpd output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, the producing El Cubo silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, and included many mine adits, ramps, and shafts, as well as a 400 tpd leach plant. It also held a lease (until July 2013) on the adjacent Las Torres mine and 1,800 tpd flotation plant owned by Fresnillo PLC. Subsequent to the acquisition in Q3, 2012, Endeavour launched a $67-million, 18-month capital investment program at El Cubo to explore and develop the mine and to rebuild and expand the plant, tailings facility, water supply, electrical supply, surface buildings, and surface infrastructure. The plant and surface infrastructure program was completed in Q2 2013 on time and within budget.

11

El Cubo Production Results

Endeavour's 2014 mine plan focused on increasing throughput at El Cubo to 1,500 tpd by year end and increasing production grades by opening up new higher grade areas and reducing ore dilution. The Company reorganized the mine operations team, improved supervision and operating efficiencies, improved safety policies, programs and training and created a mine rescue team for a safer environment. The Company also acquired new mining equipment, accelerated mine development and commenced underground drilling. At El Cubo, mine and mill operations achieved 2,200 tpd target in early July but averaged 2,003 tpd for the quarter due to lower than expected equipment and personnel availabilities and slower than planned mine development. Site management continues to push mine development in order to achieve 2,200 tpd this quarter but with extra holidays in Q4, 2015, mine output may average less than that. To help offset holiday downtime, the mine is developing some new long-hole stopes. Milling operations exceeded plan, averaging 1,740 tpd, with the balance of mine output going to stockpiles and the Bolañitos plant for processing. The additional of mine production at El Cubo is processed at Endeavour’s Bolañitos plant, located 18 kilometres away, which has available capacity and comparable circuits to El Cubo. In Q3, 2015 24,161 tonnes were processed by the Bolañitos plant. Management has deferred the decision to install additional plant equipment to increase the El Cubo plant capacity to 2,000 tpd because plant management believe other minor improvements in the flow sheet could increase throughput further and improve recoveries. Despite great progress at the El Cubo mine and plant this year, we expect production to be below its annual guidance.

Three months ended September 30, 2015 (compared to the three months ended September 30, 2014)
Silver production at the El Cubo mine was 652,002 ounces in Q3, 2015, an increase of 129% compared to 284,863 oz in Q3, 2014 and gold production was 8,130 oz in Q3, 2015, an increase of 108% compared to 3,903 oz in Q3, 2014. Plant throughput in Q3, 2015 was 184,285 tonnes at average grades of 124 gpt silver and 1.54 gpt gold, compared to 101,469 tonnes grading 102 gpt silver and 1.42 gpt gold in Q3, 2014. In Q3, 2015, the Company increased mine output and average 2,050 tpd for the third quarter and 24,161 tonnes were processed by the Bolañitos plant. Silver and gold production increased due to higher plant throughput, recoveries and ore grades.

Nine months ended September 30, 2015 (compared to the nine months ended September 30, 2014)
Silver production at the El Cubo mine was 1,568,512 ounces in the first three quarters of 2015, an increase of 83% compared to 855,117 oz in the first three quarters of 2014 and gold production was 20,142 oz in 2015, an increase of 55% compared to 13,004 oz in 2014. Plant throughput in the first three quarters of 2015 was 479,675 tonnes at average grades of 117 gpt silver and 1.51 gpt gold compared to 286,853 tonnes grading 105 gpt silver and 1.63 gpt gold in the first three quarters of 2014. Starting in June 2015, 33,267 tonnes have been processed by the Bolañitos plant. Silver and gold production increased due to higher plant throughput and silver grade, partly offset by lower gold grade.

El Cubo Operating Costs

Three months ended September 30, 2015 (compared to the three months ended September 30, 2014)
Economies of scale achieved in the last year and the falling peso has driven the cost per tonne down 30% compared to the same period in 2014. In Q3, 2015, cash costs net of by-product credits, (a non-IFRS measure and a standard of the Silver Institute), decreased to $8.48 per oz of payable silver compared to $23.10 per oz in the same period in 2014. All-in sustaining costs decreased by 61% to $18.48 per oz compared to Q3, 2014 due to lower operating costs on a per-ounce basis.

Nine months ended September 30, 2015 (compared to the nine months ended September 30, 2014) In the first three quarters of 2015, economies of scale achieved in the last year and the falling peso has driven the cost per tonne down 21%. Accordingly, cash costs net of by-product credits, (a non-IFRS measure and a standard of the Silver Institute), decreased to $11.07 per oz of payable silver compared to $16.69 per oz in the same period in 2014. All-in sustaining costs decreased by 44% to $23.16 per oz compared to 2014 due to the lower operating costs and lower exploration expenditures.

12

Exploration Results

In 2015, Endeavour planned to spend $6.9 million on exploration, including $0.9 million required for property payments. A total of 26,000 metres of drilling in approximately 150 holes are budgeted to test multiple exploration targets in addition to the underground mine exploration drilling.

The Company mobilized drills at the beginning of the second quarter to focus on brownfields exploration around the three operating mines in order to replenish resources as well as infill drilling needed for engineering the high grade silver-gold discovery at the Terronera project (formerly known as San Sebastián) in Jalisco State.

Through the end of Q3, 2015, Endeavour had drilled 27,000 metres in 117 core holes, including 7,800 metres in 31 holes at Guanaceví, 7,000 metres in 32 holes at Bolañitos, 7,500 metres in 31 holes at El Cubo and 4,700 metres in 23 holes at Terronera. Exploration expenditures for the year-to-date total $4.4 million.

At Guanaceví, exploration drilling extended high grade, gold-silver mineralization within three zones in the Santa Cruz vein. The Shallow Porvenir, Deep Porvenir and Santa Cruz mineralized zones are each adjacent to historic mine workings, readily accessible for future mine development.

At Bolañitos, exploration drilling intersected high grade, gold-silver mineralization within three historic veins, San Ignacio-San Miguel, La Joya and Gabriela. Gabriela mineralization is adjacent to historic mine workings that are readily accessible for development if a large enough zone can be outlined.

In May, the Company released a Preliminary Economic Assessment (PEA) in accordance with Canadian Securities Administrators NI 43-101 requirements for the Terronera project. The study is based on an NI 43-101 compliant resource estimate dated October 16th, 2014, however a higher cut-off grade was used due to lower metal prices. The PEA is intended to be a snapshot of the mine project along the path to the pre-feasibility study.

The PEA results in an after-tax base case net present value of $48.6 million using a 5% discount rate, which achieves a 20% rate of return and a pay-back period of 3.7 years. The PEA estimated operating revenue of $542 million from estimated sales of 20.4 million ounces of silver and 138,500 oz of gold at $18 per oz silver and $1,260 per oz gold. The PEA estimated mine-site cash operating costs of $3.93 per oz silver net of gold credits (silver:gold ratio 70:1) based on $83 per tonne total operating costs or total operating cost of $287 million. Additional total sustaining capital costs of $75 million, including dry stack tailings and life of mine capital, exploration and G&A expenditures estimated mine-site all-in sustaining costs (AISC) of $7.60 per oz silver net of gold credits for the life of the project. A pre-feasibility study is currently underway and scheduled for completion in 2016.

During 2015, drilling completed on the Terronera property continued to define high grade, silver-gold mineralization within the Terronera vein system. The main mineralized zone extends over 1,400 metres in length, and is still open along strike to the southeast and down dip.

Consolidated Financial Results

Three months ended September 30, 2015 (compared to the three months ended September 30, 2014)

For the three-month period ended September 30, 2015, the Company’s mine operating earnings were $2.1 million (Q3, 2014: mine operating loss of $3.6 million) on sales of $42.8 million (Q3, 2014: $40.5 million) with cost of sales of $40.7 million (Q3, 2014: $44.1 million).

The Q3, 2015 operating loss was $0.8 million (Q3, 2014: $11.0 million) after exploration costs of $1.1 million (Q3, 2014: $4.9 million), a write off of exploration properties of $nil (Q3, 2014: $0.4 million) and general and administrative costs of $1.8 million (Q3, 2014: $2.1 million).

13

The loss before taxes in Q3, 2015 was $8.9 million (Q3, 2014: $12.6 million) after finance costs of $0.4 million (Q3, 2014: $0.4 million), a foreign exchange loss of $3.0 million (Q3, 2014: $1.4 million) and investment and other income of $0.1 million (Q3, 2014: $27 thousand) and a write down of marketable securities of $4.8 million (Q3, 2014: $nil).

Sales of $42.8 million in Q3, 2015 represented a 6% increase over the $40.5 million for the same period in 2014. There was a 50% increase in silver ounces sold and a 22% decrease in the realized silver price resulting in a 17% increase in silver sales, and there was a 7% increase in gold ounces sold and a 16% decrease in realized gold prices resulting in a 10% decrease in gold sales. During the period, the Company sold 1,844,556 oz silver and 14,599 oz gold, for realized prices of $14.67 and $1,074 per oz respectively, compared to sales of 1,227,466 oz silver and 13,631 oz gold, for realized prices of $18.78 and $1,278 per oz respectively, in the same period of 2014. The realized prices of silver and gold during the period were within 4% of the average silver and gold spot prices during the period of $14.91 per ounce and $1,124 per ounce, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver inventory 193,228 oz and increased its finished goods gold inventory to 1,683 oz at September 30, 2015 compared to 264,053 oz silver and 1,325 oz gold at June 30, 2015. The cost allocated to these finished goods was $3.5 million, compared to $4.3 million at June 30, 2015. As of September 30, 2015, the finished goods inventory fair market value was $4.7 million compared to the fair value of $5.7 million at June 30, 2015.

Cost of sales for Q3, 2015 was $40.7 million, a decrease of 8% over the cost of sales of $44.1 million for the same period of 2014. The 8% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2014 that reduced the carrying value of the El Cubo operation.

Exploration expenses decreased in Q3, 2015 to $1.1 million from $4.9 million in the same period of 2014 based on the timing of the exploration activities and the prioritizing of brownfields exploration to increase mine lives at all three operations. General and administrative expenses decreased to $1.8 million for the period compared to $2.1 million in the same period of 2014 primarily due to decreased corporate development costs and to the increased strength of the US dollar against the Canadian dollar as a significant portion of the general and administrative expenses are in Canadian dollars.

The Company experienced a foreign exchange loss of $3.0 million during the period compared to a loss of $1.3 million for the same period of 2014. The $3.0 million loss was primarily due to the strengthening of the US dollar against the Canadian dollar and Mexican peso during the period, which resulted in lower valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

There was an income tax expense of $5.2 million during the period compared to an income tax recovery of $1.2 million for the same period of 2014. The $5.2 million tax expense is comprised of $2.1 million in current income tax expense (Q3, 2014: current income tax recovery of $0.2 million) and $3.1 million in deferred income tax expense (Q3, 2014 $1.0 million deferred income tax recovery). The increase in the income tax expense was primarily due to the impact of the depreciating Mexican peso on the Company’s deferred income tax liability. The Company recognized a $5.8 million deferred income tax expense as a result of the falling Mexican peso, where as in 2014 a deferred income tax recovery was recognized.

Nine months ended September 30, 2015 (compared to the nine months ended September 30, 2014)

For the nine-month period ended September 30, 2015, the Company’s mine operating earnings were $18.0 million (Q3, 2014: $12.1 million) on sales of $141.6 million (Q3, 2014: $148.3 million) with cost of sales of $123.6 million (Q3, 2014: $136.2 million).

Operating earnings were $7.1 million (Q3, 2014: operating loss of $6.3 million) after exploration costs of $4.7 million (Q3, 2014: $9.9 million), a write off of exploration properties of $nil (Q3, 2014: $0.4 million) and general and administrative costs of $6.2million (Q3, 2014: $8.1 million).

14

The loss before taxes for the nine-month period was $2.3 million (Q3, 2014: $9.6 million) after finance costs of $1.1 million (Q3, 2014: $1.1 million), a foreign exchange loss of $4.3 million (Q3, 2014: $1.2 million) and investment and other income of $0.8 million (Q3, 2014: $0.3 million) and a write down of marketable securities of $4.8 million (Q3, 2014: $nil). In Q3 2014 the company also recognized a mark-to-market loss on derivative liabilities of $1.4 million and a mark-to-market gain on contingent liabilities of $0.1 million, which do not have comparatives in the current year as the Company no longer has any derivative or significant contingent liabilities

Sales of $141.6 million in the first three quarters of 2015 represented a 5% decrease over the $148.3 million for the same period in 2014. There was a 24% increase in silver ounces sold and a 19% decrease in the realized silver price resulting less than a 1% decrease silver sales, and there was a 1% decrease in gold ounces sold and a 10% decrease in realized gold prices resulting in an 11% decrease in gold sales. During the period, the Company sold 5,619,126 oz silver and 44,195 oz gold, for realized prices of $16.05 and $1,163 per oz respectively, compared to sales of 4,539,433 oz silver and 44,688 oz gold, for realized prices of $19.88 and $1,298 per oz respectively, in the same period of 2014. The realized prices of silver and gold during the period were within 2% of the average silver and gold spot prices during the period of $15.99 per ounce and $1,178 per ounce, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver inventory 193,228 oz and its finished goods gold inventory to 1,683 oz at September 30, 2015 compared to 507,081 oz silver and 2,378 oz gold at December 31, 2014. The cost allocated to these finished goods was $3.5 million, compared to $7.0 million at December 31, 2014. As of September 30, 2015, the finished goods inventory fair market value was $4.7 million compared to the fair value of $11.0 million at December 31, 2014.

Cost of sales for the first three quarters of 2015 was $123.6 million, a decrease of 9% over the cost of sales of $136.2 million for the same period of 2014. The 9% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2014 that reduced the carrying value of the El Cubo operation.

Exploration expenses decreased in 2015 to $4.7 million from $9.9 million in the same period of 2014 based on the timing of the exploration activities and the prioritization of focusing on brownfields exploration to increase mine lives at all three operations. General and administrative expenses decreased to $6.2 million for the period compared to $8.1 million in the same period of 2014 primarily due to decreased corporate development costs and to increased strength of the US dollar against the Canadian dollar as a significant portion of the general and administrative expenses are in Canadian dollars.

The Company experienced a foreign exchange loss of $4.3 million during the period compared to $1.2 million for the same period of 2014. The $4.3 million loss was primarily due to the strengthening of the US dollar against the Canadian dollar and Mexican peso during the period, which resulted in lower valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

There was an income tax expense of $11.4 million during the period compared to an income tax recovery of $2.0 million for the same period of 2014. The $11.4 million tax expense is comprised of $6.2 million in current income tax expense (Q3, 2014: $6.0 million) and $5.2 million in deferred income tax expense (Q3, 2014: $7.9 million deferred income tax recovery). The increase in the income tax expense was primarily due to the impact of the depreciating

Mexican peso on the Company’s deferred income tax liability. The Company recognized a $7.9 million deferred income tax expense as a result of the falling Mexican peso, where as in 2014 a deferred income tax recovery was recognized.

Non-IFRS Measures

Adjusted earnings and adjusted earnings per share (“EPS”) are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore, may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that had an exercise price denominated in a currency (Canadian dollar) different from the functional currency of the Company (US dollar). Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings.

15

These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged.

The Company incurred impairments on current and non-current assets that have a significant one time effect on reported earnings. Adjusted earnings and adjusted EPS are measures used by management to assess the performance of the operations prior to the impact of the mark-to-market changes and impairment amounts to appropriately compare to past performance and are provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2015	2014	2015	2014
Net earnings (loss) for the period	($14,079)	($11,386)	($13,696)	($7,638)
Write down of marketable securities	4,785	-	4,785	-
Mark-to-market loss/(gain) on derivative liabilities	-	-	-	1,434
Adjusted net earnings (loss)	($9,294)	($11,386)	($8,911)	($6,204)
Basic weighted average share outstanding	101,976,901	101,527,951	101,976,901	101,123,404
Adjusted net earnings (loss) per share	($0.09)	($0.11)	($0.09)	($0.06)

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2015	2014	2015	2014
Mine operating earnings (loss)	$2,109	($3,591)	$18,010	$12,068
Share-based compensation	109	140	349	427
Amortization and depletion	9,768	14,386	29,604	43,168
Write down (recovery) of inventory to net realizable value	-	527	-	892
Mine operating cash flow before taxes	$11,986	$11,462	$47,963	$56,555

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2015	2014	2015	2014
Cash from operating activities	$4,039	($2,516)	$27,388	$28,001
Net changes in non-cash working capital	(747)	(6,908)	(2,188)	(6,589)
Operating cash flow before working capital adjustments	$4,786	$4,392	$29,576	$34,590

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

16

Expressed in thousands US dollars	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2015	2014	2015	2014
Operating cash flow before working capital adjustments	$4,786	$4,392	$29,576	$34,590
Weighted average shares outstanding	101,976,901	101,527,951	101,976,901	101,123,404
Operating cash flow before WC changes per share	$0.05	$0.04	$0.29	$0.34

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Amortization and depletion

Adjusted EBITDA excluded the following additional items from EBITA

•	Share based compensation;
•	Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2015	2014	2015	2014
Net earnings (loss) for the period	($14,079)	($11,386)	($13,696)	($7,638)
Amortization and depletion – cost of sales	9,768	14,386	29,604	43,168
Amortization and depletion – exploration	19	30	64	97
Amortization and depletion – general & admin	62	55	156	137
Finance costs	370	359	1,037	1,061
Current income tax expense	2,095	(171)	6,225	6,021
Deferred income tax expense (recovery)	3,110	(1,039)	5,188	(7,957)
Earnings before interest, taxes, depletion and amortization	$1,345	$2,234	$28,578	$34,889
Share based compensation	735	937	2,329	2,869
Non-recurring write downs	4,785	381	4,785	381
Adjusted earnings before interest, taxes depletion and amortization	$6,865	$3,552	$35,692	$38,139

17

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended Sept. 30, 2015				Three Months Ended Sept 30. 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$9,060	$7,127	$14,260	$30,447	$5,888	$12,173	$10,779	$28,840
Royalties	179	43	82	304	25	105	45	175
Special mining duty (1)	40	166	-	206	(106)	610	-	504
Opening finished goods	(1,506)	(134)	(1,677)	(3,317)	(1,717)	(775)	(1,046)	(3,538)
NRV cost adjustment	-	-	-	-	-	-	345	345
Closing finished goods	1,050	455	1,249	2,754	6,984	-	791	7,775
Direct production costs	8,823	7,657	13,914	30,394	11,074	12,113	10,914	34,101
By-product gold sales	(2,187)	(4,976)	(8,523)	(15,686)	(1,258)	(11,384)	(4,787)	(17,429)
Opening gold inventory fair market value	467	90	994	1,551	358	905	760	2,023
Closing gold inventory fair market value	(248)	(552)	(1,075)	(1,875)	(1,140)	-	(629)	(1,769)
Cash costs net of by-product	6,855	2,219	5,310	14,384	9,034	1,634	6,258	16,926
Amortization and depletion	1,992	2,132	5,643	9,767	489	8,565	5,332	14,386
Stock-based compensation	37	36	36	109	47	46	47	140
Opening finished goods depletion	(356)	(50)	(536)	(942)	(265)	-	(1,024)	(1,289)
NRV cost adjustment	-	-	-	-	-	-	182	182
Closing finished goods depletion	188	156	412	756	661	-	416	1,077
Total production costs	$8,716	$4,493	$10,865	$24,074	$9,966	$10,245	$11,211	$31,422

Throughput tonnes	111,469	109,124	184,285	404,878	105,241	137,683	101,469	344,393
Payable silver ounces	858,618	288,908	625,933	1,773,459	753,660	557,913	270,952	1,582,525

Cash costs per ounce	$7.98	$7.68	$8.48	$8.11	$11.99	$2.93	$23.10	$10.70
Total production costs per oz	$10.15	$15.55	$17.36	$13.57	$13.22	$18.36	$41.38	$19.86
Direct production costs per tonne	$79.15	$70.17	$75.50	$75.07	$105.23	$87.98	$107.56	$99.02

18

Expressed in thousands US dollars	Nine Months Ended Sept 30, 2015				Nine Months Ended Sept. 30, 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$29,711	$24,262	$38,834	$92,807	$26,751	$35,803	$28,355	$90,909
Royalties	405	182	208	795	311	328	148	787
Special mining duty (1)	1,019	794	-	1,813	728	1,372	-	2,100
Opening finished goods	(4,033)	(441)	(1,042)	(5,516)	(650)	-	(60)	(710)
NRV cost adjustment	-	-	-	-	-	-	582	582
Closing finished goods	1,050	455	1,249	2,754	6,984	-	791	7,775
Direct production costs	28,152	25,252	39,249	92,653	34,124	37,503	29,816	101,443
By-product gold sales	(7,629)	(21,381)	(22,389)	(51,399)	(5,921)	(36,358)	(15,744)	(58,023)
Opening gold inventory fair market value	1,262	726	865	2,853	94	-	144	238
Closing gold inventory fair market value	(248)	(552)	(1,075)	(1,875)	(1,140)	-	(629)	(1,769)
Cash costs net of by-product	21,537	4,045	16,650	42,232	27,157	1,145	13,587	41,889
Amortization and depletion	6,721	7,224	15,659	29,604	3,998	23,294	15,876	43,168
Stock-based compensation	117	116	116	349	143	142	142	427
Opening finished goods depletion	(635)	(115)	(698)	(1,448)	(220)	-	(92)	(312)
NRV cost adjustment	-	-	-	-	-	-	310	310
Closing finished goods depletion	188	156	412	756	661	-	416	1,077
Total production costs	$27,928	$11,426	$32,139	$71,493	$31,739	$24,581	$30,239	$86,559

Throughput tonnes	326,392	351,348	479,675	1,157,415	320,876	422,465	286,853	1,030,194
Payable silver ounces	2,652,189	1,148,612	1,504,508	5,305,309	2,537,249	1,695,634	813,996	5,046,879

Cash costs per ounce	$8.12	$3.52	$11.07	$7.96	$10.70	$0.68	$16.69	$8.30
Total production costs per oz	$10.53	$9.95	$21.36	$13.48	$12.51	$14.50	$37.15	$17.15
Direct production costs per tonne	$86.25	$71.87	$81.82	$80.05	$106.35	$88.77	$103.94	$98.47

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS. The Company incurred $1.6 million expense related to deferred revenue for tax purposes from prior year’s production which was excluded from 2014 production costs.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

19

Expressed in thousands US dollars	Three Months Ended Sept. 30, 2015				Three Months Ended Sept 30. 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$6,855	$2,219	$5,310	$14,384	$9,034	$1,634	$6,258	$16,926
Operations stock based compensation	37	36	36	109	47	46	47	140
Corporate general and administrative	573	175	447	1,195	495	366	178	1,039
Corporate stock based compensation	268	88	200	556	345	256	124	725
Reclamation - amortization/accretion	5	3	18	26	4	1	4	9
Mine site expensed exploration	178	333	179	690	430	1,762	1,146	3,338
Capital expenditures sustaining	3,042	1,306	5,374	9,722	2,171	2,492	5,101	9,764
All In Sustaining Costs	$10,958	$4,160	$11,564	$26,682	$12,526	$6,557	$12,858	$31,941
Growth exploration				1,154				1,562
Growth capital expenditures				487				925
All In Costs				$28,323				$34,428

Throughput tonnes	111,469	109,124	184,285	404,878	105,241	137,683	101,469	344,393
Payable silver ounces	858,618	288,908	625,933	1,773,459	753,660	557,913	270,952	1,582,525

Sustaining cost per ounce	$12.76	$14.40	$18.48	$15.05	$16.62	$11.75	$47.46	$20.18
All In costs per ounce				$15.97				$21.76

Expressed in thousands US dollars	Nine Months Ended Sept 30, 2015				Nine Months Ended Sept. 30, 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$21,537	$4,045	$16,650	$42,232	$27,157	$1,145	$13,587	$41,889
Operations stock based compensation	117	116	116	349	143	142	142	427
Corporate general and administrative	2,148	930	1,218	4,296	2,957	1,976	949	5,882
Corporate stock based compensation	881	382	500	1,763	1,125	752	361	2,238
Reclamation - amortization/accretion	15	9	55	79	12	3	14	29
Mine site expensed exploration	764	1,103	1,073	2,940	915	3,279	3,270	7,464
Capital expenditures sustaining	7,645	5,424	15,235	28,304	7,158	7,061	15,382	29,601
All In Sustaining Costs	$33,107	$12,009	$34,847	$79,963	$39,467	$14,358	$33,705	$87,530
Growth exploration				1,722				2,410
Growth capital expenditures				679				1,093
All In Costs				$82,364				$91,033

Throughput tonnes	326,392	351,348	479,675	1,157,415	320,876	422,465	286,853	1,030,194
Payable silver ounces	2,652,189	1,148,612	1,504,508	5,305,309	2,537,249	1,695,634	813,996	5,046,879

Sustaining cost per ounce	$12.48	$10.46	$23.16	$15.07	$15.56	$8.47	$41.41	$17.34
All In costs per ounce				$15.52				$18.04

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

20

Expressed in thousands US dollars	Three Months Ended Sept. 30, 2015				Three Months Ended Sept 30. 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$9,060	$7,127	$14,260	$30,447	$5,888	$12,173	$10,779	$28,840
Royalties	179	43	82	304	25	105	45	175
Special mining duty (1)	40	166	-	206	(106)	610	-	504
Opening finished goods	(1,506)	(134)	(1,677)	(3,317)	(1,717)	(775)	(1,046)	(3,538)
NRV cost adjustment	-	-	-	-	-	-	345	345
Closing finished goods	1,050	455	1,249	2,754	6,984	-	791	7,775
Direct production costs	8,823	7,657	13,914	30,394	11,074	12,113	10,914	34,101

Silver production	867,292	300,988	652,002	1,820,282	761,272	588,159	284,863	1,634,294
Average realized silver price	14.67	14.67	14.67	14.67	18.78	18.78	18.78	18.78
Silver value	12,723,174	4,415,494	9,564,869	26,703,537	14,296,688	11,045,626	5,349,727	30,692,041

Gold production	1,792	5,397	8,130	15,319	1,627	8,588	3,903	14,118
Average realized gold price	1,074	1,074	1,074	1,074	1,278	1,278	1,278	1,278
Gold value	1,924,608	5,796,378	8,731,620	16,452,606	2,079,306	10,975,464	4,988,034	18,042,804

Total metal value	14,647,782	10,211,872	18,296,489	43,156,143	16,375,994	22,021,090	10,337,761	48,734,845
Pro-rated silver costs	87%	43%	52%	62%	87%	50%	52%	63%
Pro-rated gold costs	13%	57%	48%	38%	13%	50%	48%	37%

Silver co-product cash costs	$8.84	$11.00	$11.16	$10.33	$12.70	$10.33	$19.83	$13.14
Gold co-product cash costs	$647	$805	$817	$756	$864	$703	$1,349	$894

Expressed in thousands US dollars	Nine Months Ended Sept 30, 2015				Nine Months Ended Sept. 30, 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$29,711	$24,262	$38,834	$92,807	$26,751	$35,803	$28,355	$90,909
Royalties	405	182	208	795	311	328	148	787
Special mining duty (1)	1,019	794	-	1,813	728	1,372	-	2,100
Opening finished goods	(4,033)	(441)	(1,042)	(5,516)	(650)	-	(60)	(710)
NRV cost adjustment	-	-	-	-	-	-	582	582
Closing finished goods	1,050	455	1,249	2,754	6,984	-	791	7,775
Direct production costs	28,152	25,252	39,249	92,653	34,124	37,503	29,816	101,443

Silver production	2,678,979	1,198,410	1,568,512	5,445,901	2,562,877	1,784,908	855,117	5,202,902
Average realized silver price	16.05	16.05	16.05	16.05	19.88	19.88	19.88	19.88
Silver value	42,997,613	19,234,481	25,174,618	87,406,711	50,949,995	35,483,971	16,999,726	103,433,692

Gold production	5,615	18,800	20,142	44,557	5,556	29,208	13,004	47,768
Average realized gold price	1,163	1,163	1,163	1,163	1,298	1,298	1,298	1,298
Gold value	6,530,245	21,864,400	23,425,146	51,819,791	7,211,688	37,911,984	16,879,192	62,002,864

Total metal value	49,527,858	41,098,881	48,599,764	139,226,502	58,161,683	73,395,955	33,878,918	165,436,556
Pro-rated silver costs	87%	47%	52%	63%	88%	48%	50%	63%
Pro-rated gold costs	13%	53%	48%	37%	12%	52%	50%	37%

Silver co-product cash costs	$9.12	$9.86	$12.96	$10.68	$11.66	$10.16	$17.50	$12.19
Gold co-product cash costs	$661	$715	$939	$774	$762	$663	$1,142	$796

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

21

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2015			2014				2013
Quarterly Results	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$42,737	$47,719	$51,109	$48,677	$40,477	$54,774	$53,000	$67,857
Direct cost	30,447	31,091	31,269	34,400	28,840	34,849	27,220	41,210
Royalties	304	243	248	359	175	278	334	235
Mine operating cash flow	11,986	16,385	19,592	13,918	11,462	19,647	25,446	26,412
Share-based compensation	109	167	73	110	140	219	68	107
Amortization and depletion	9,768	9,382	10,454	11,144	14,386	14,709	14,073	15,780
Write down on inventory	-	-	-	363	527	365	-	664
Mine operating earnings	2,109	$6,836	$9,065	$2,301	($3,591)	$4,354	$11,305	$9,861

Net earnings (loss)	(14,079)	($974)	$1,357	($66,895)	($11,386)	($289)	$4,037	($115,758)
Impairment charge, net of tax	-	-	-	55,858	-	-	-	104,283
(Gain) Loss on derivative liability	-	-	-	-	-	-	1,434	(591)
Adjusted earnings (loss)	(14,079)	($974)	$1,357	($11,037)	($11,386)	($289)	$5,471	($12,066)

Basic earnings (loss) per share	($0.14)	($0.01)	$0.01	($0.67)	($0.11)	$0.00	$0.04	($1.16)
Diluted earnings (loss) per share	($0.14)	($0.01)	$0.01	($0.67)	($0.11)	$0.00	$0.04	($1.17)
Adjusted earnings (loss) per share	($0.14)	($0.01)	$0.01	($0.11)	($0.11)	$0.00	$0.05	($0.35)
Weighted shares outstanding	101,976,901	101,976,901	101,976,901	101,881,133	101,527,951	101,336,743	100,494,157	99,720,704

Net earnings (loss)	($14,079)	($974)	$1,357	($66,895)	($11,386)	($289)	$4,037	($115,758)
Amortization and depletion	9,849	9,457	10,518	11,257	14,471	14,785	14,146	15,875
Finance costs	370	354	313	321	359	256	446	422
Current income tax	2,095	954	3,176	14,865	(171)	3,250	2,942	5,042
Deferred income tax	3,110	1,075	1,003	(34,870)	(1,039)	(4,644)	(2,274)	(23,100)
Impairment charges	-	-	-	83,000	-	-	-	135,060
EBITDA	$1,345	$10,866	$16,367	$7,678	$2,234	$13,358	$19,297	$17,541

22

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	404,878	371,745	380,792	374,212	344,393	339,276	346,255	379,480
Guanaceví	111,469	108,817	106,106	102,375	105,241	108,822	106,813	121,008
Bolañitos	109,124	106,148	136,076	145,408	137,683	142,370	142,142	159,294
El Cubo	184,285	156,780	138,610	126,429	101,469	88,084	97,300	99,178
Silver ounces	1,820,282	1,805,569	1,820,050	2,009,172	1,634,294	1,669,609	1,898,999	1,931,717
Guanaceví	867,292	958,581	853,106	1,024,762	761,272	795,824	1,005,781	861,495
Bolañitos	300,988	376,305	521,117	611,271	588,159	623,898	572,851	698,098
El Cubo	652,002	470,683	445,827	373,139	284,863	249,887	320,367	372,124
Silver grade	163	180	174	191	175	178	198	181
Guanaceví	285	325	300	358	278	272	350	272
Bolañitos	105	131	139	148	149	152	144	152
El Cubo	124	112	113	106	102	103	110	118
Silver recovery	85.7	84.0	85.2	87.3	84.5	86.1	86.1	87.3
Guanaceví	84.9	84.3	83.4	87.0	81.0	83.6	83.7	81.5
Bolañitos	81.7	84.2	85.7	88.3	89.2	83.1	87.1	89.5
El Cubo	88.7	83.4	88.5	86.6	85.6	85.7	92.7	99.1
Gold ounces	15,319	13,430	15,808	15,127	14,118	15,131	18,519	17,686
Guanaceví	1,792	1,946	1,877	2,085	1,627	1,656	2,273	2,275
Bolañitos	5,397	4,982	8,421	7,900	8,588	9,980	10,640	10,142
El Cubo	8,130	6,502	5,510	5,142	3,903	3,495	5,606	5,269
Gold grade	1.39	1.32	1.53	1.49	1.48	1.59	1.92	1.78
Guanaceví	0.58	0.64	0.63	0.70	0.59	0.55	0.77	0.69
Bolañitos	1.95	1.72	2.30	2.03	2.20	2.47	2.72	2.61
El Cubo	1.54	1.51	1.46	1.51	1.42	1.44	2.01	1.77
Gold recovery	84.9	85.4	84.5	84.4	86.3	87.4	86.6	82.1
Guanaceví	86.2	86.9	87.3	90.1	82.1	86.1	86.0	85.2
Bolañitos	78.9	84.9	83.7	83.2	88.2	82.5	85.4	75.8
El Cubo	89.1	85.4	84.7	83.8	84.3	85.7	89.0	93.2
Cash costs per oz	$8.11	$8.60	$7.17	$8.33	$10.70	$9.87	$4.87	$7.46
Guanaceví	$7.98	$8.14	$8.23	$7.28	$11.99	$12.51	$8.30	$13.09
Bolañitos	$7.68	$4.82	$0.17	$5.64	$2.93	$1.20	($2.21)	$0.60
El Cubo	$8.48	$12.59	$13.24	$15.73	$23.10	$22.71	$6.27	$6.65
Total cost per oz(1)	$13.57	$13.88	$12.97	$14.36	$19.86	$19.19	$13.07	$14.59
Guanaceví	$10.15	$10.31	$11.16	$8.77	$13.22	$13.95	$10.72	$18.51
Bolañitos	$15.55	$11.16	$5.81	$12.74	$18.36	$16.57	$9.39	$4.35
El Cubo	$17.36	$23.55	$24.92	$33.02	$41.38	$43.00	$27.30	$24.58
Costs per tonne	$75.07	$82.80	$82.67	$89.63	$99.02	$103.58	$92.93	$90.72
Guanaceví	$79.15	$92.48	$87.34	$96.91	$105.23	$109.83	$103.90	$114.55
Bolañitos	$70.17	$70.89	$74.00	$83.58	$87.98	$93.04	$85.27	$72.78
El Cubo	$75.50	$84.14	$87.61	$90.70	$107.56	$112.88	$92.08	$90.44

(1)	Total Production Cost per ounce

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Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During Q3, 2015, the average price of silver was $14.91 per ounce, with silver trading between $14.27 and $15.64 per ounce based on the London Fix silver price. This compares to an average of $19.76 per ounce during Q3, 2014, with a low of $17.11 and a high of $20.92 per ounce. During Q3, 2015, the Company realized an average price of $14.67 per silver ounce compared with $18.78 for the corresponding period in 2014.

During Q3, 2015, the average price of gold was $1,124 per ounce, with gold trading between $1,081 and $1,168 per ounce based on the London Fix PM gold price. This compares to an average of $1,282 per ounce during Q3, 2014, with a low of $1,213 and a high of $1,340 per ounce. During Q3, 2015, the Company realized an average price of $1,074 per ounce compared with $1,278 for the corresponding period in 2014.

The major influences on precious metals prices in the past eight quarters included weaker investment demand, selling from precious metal exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the US Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates in 2015.

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Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these currencies strengthen.

During Q3, 2015 the Mexican peso continued to depreciate against the US dollar with volatility increasing in the most recent quarters. During Q3, 2015, the average foreign exchange rate was $16.40 Mexican pesos per US dollar, with the peso trading within a range of $15.68 to $17.16. This compares to an average of $13.11 during Q3, 2014, with a range of $12.93 to $13.48 Mexican pesos per U.S. dollar.

During Q3, 2015, the Canadian dollar began to stabilize relative to the US dollar compared to the performance over the past year. During Q3, 2015, the average foreign exchange rate was $1.307 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.243 and $1.341. This compares to an average of $1.088 during Q3, 2014, within a range of $1.064 and $1.1156 Canadian dollar per U.S. dollar.

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Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.

2015 Outlook

Production
Endeavour guided annual silver production of 6.3 -7.0 million oz in fiscal 2015 compared to the 7.2 million oz silver it produced in 2014. Gold production was guided to be in the 60,000-66,000 oz range and silver equivalent production was guided to be 10.4 -11.6 million oz (at a silver:gold ratio of 70:1). The anticipated decrease of gold production compared to 2014 is due to lower throughput at Bolañitos partially offset by increased El Cubo production.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanacevi	3.1-3.3	6.0-7.0	3.5-3.8	1,200-1,300
Bolanitos	1.1-1.3	22.0-24.0	2.6-3.0	1,100-1,200
El Cubo	2.1-2.4	32.0-35.0	4.3-4.8	1,350-2,200
Total	6.3-7.0	60.0-66.0	10.4-11.6	3,650-4,700

Based on Endeavour’s silver and gold production through nine months of 2015, the Company is on track to meet or beat the high end of its silver production guidance and the low end of its gold production guidance. The expansion of the El Cubo mine to 2200 tpd was completed successfully by the end of Q2, 2015, while during the same period, the ramp-down at Bolañitos to 1000 tpd got underway.

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At Guanaceví, operating performance has exceeded expectations and metal production will beat 2015 guidance due to slightly higher than planned plant throughput, metal recoveries and silver grades. Ore grades started to decline in Q3, 2015 as mining moves into lower grade areas of the mine plan. Extension of ore zones continued with exploration drilling and an underground development heading at the Santa Cruz mine extended mineralization into a new, high-grade area to the southeast, outside of the current resource. Underground development of the Milache and Santa Cruz Sur discoveries are waiting permitting and economic assessments are being refined.

At Bolañitos, mine and mill operations exceeded the planned lower quarterly production in the context of a scheduled production ramp-down to 1,000 tpd this year. Lower than planned mill feed from the El Cubo mine allowed Bolañitos to mill just under 1,200 tpd of Bolañitos ore in Q3, 2015. Bolañitos will exceed 2015 silver production guidance and meet the high end of the 2015 gold production guidance. The development of and production from the new LL-Asunción vein continues to expand as it replaces falling production from the Lucero group of veins.

At El Cubo, mine and mill operations achieved the 2,200 tpd target in early July but averaged 2,000 tpd in the third quarter due to lower than expected equipment and personnel availabilities and slower than planned mine development. Site management continues to push mine development in order to achieve 2,200 tpd in the fourth quarter; however with extra holidays in Q4, 2015, mine output may average less than that. To help offset holiday downtime, the mine is developing some new long-hole stopes. Management has deferred the decision to install additional plant equipment to increase the El Cubo plant capacity to 2,000 tpd as other minor improvements in the flow sheet could increase throughput further and improve recoveries. Despite great progress at the El Cubo mine and plant this year, management expects El Cubo to meets its annual silver production guidance but below 2015 annual gold production guidance.

On a consolidated basis, the Company expects to meet or exceed its 2015 silver production guidance and meet the lower end of the 2015 gold production guidance. On a silver equivalent basis the Company expects to meet the high end of its 2015 production guidance.

Operating Costs
Annual direct operating costs were guided to be in the $87-$90 per tonne range with the annual consolidated cash costs of production, net of gold by-product credits, guided to be in the range of $9-10 per oz of silver in 2015. The estimated increase from 2014 was largely due to the rising contribution of the higher cost El Cubo mine and reduced gold production at the Bolañitos mine. Consolidated cash costs for silver and gold on a co-product basis were guided to be around $13-$14 per oz and $900-$975 per oz respectively.

Consolidated all-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, was guided to be $16.00 -$17.50 per oz of silver. When non-cash items such as stock based compensation are excluded, AISC, net of gold by-product credits, was guided to be in the $15.50 -$17.00 per oz range.

Falling precious metal prices have required all of the Company’s mines to continue focusing on cost reductions and operational efficiencies. This focus and the depreciation of the Mexican peso resulted in operations being well ahead of cost guidance for the year. For the nine months ended September 30, 2015, cash costs were $8.31 per oz and all in sustaining costs were $15.07 per oz compared to already revised guidance of $9-10 per oz and $16.00 -17.50 per oz respectively. Management expects the fourth quarter cost metrics to be similar to the nine months ended September 30, 2015, putting Endeavour on track to significantly exceed its revised cash cost and AISC guidance for 2015.

Capital Investments
Endeavour planned to invest $36.5 million on capital projects in 2015, including $30.0 million on mine development, infrastructure and exploration, $4.3 million on plant infrastructure, equipment and tailings and $2.2 million on miscellaneous items. The mine development capital is for accessing reserves for mining and replacing reserves by converting measured and indicated resources. Endeavour does not estimate reserves based on drill holes, only based on underground workings.

The Company budgeted US$18.7 million at El Cubo, $4.9 million at Bolañitos, $12.5 million at Guanaceví and $0.4 million for corporate items, all of which will be covered by the Company’s anticipated 2015 cash flow and cash on hand.

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Capital expenditure programs remain on time and budget as of September 30, 2015. See Capital Requirements for an update on capital expenditures as of September 30, 2015.

Exploration Expenditures
In 2015, Endeavour planned to spend $6.9 million on exploration, including $0.9 million required for property payments. A total of 26,000 metres of drilling in approximately 150 holes is planned to test multiple exploration targets at the three mines plus the Terronera project in addition to the underground mine exploration drilling.

See Exploration Results for an update on exploration expenditures as of September 30, 2015.

Liquidity and Capital Resources

Cash and cash equivalents decreased from $31.0 million at December 31, 2014 to $22.8 million at September 30, 2015, while the draw on the revolving credit facility decreased by $7.0 million to $22.0 million. The Company had working capital of $20.4 million at September 30, 2015 (December 31, 2014 - $21.2 million). The $0.8 million decrease in working capital was primarily generated from operating activities.

Operating activities provided cash of $27.4 million during the first three quarters of 2015 compared to $28.0 million during the same period in 2014. The significant non-cash adjustments to the net loss of $14.2 million were amortization and depletion of $29.8 million, share-based compensation of $2.3 million, a deferred income tax expense of $5.0 million, finance costs of $1.0 million, a write down of marketable securities of $4.8 million and a change in non-cash working capital of $2.2 million. The change in non-cash working capital was primarily due to payment of income taxes and special mining duty during the period and a reduction of accounts payable offset by a decrease in trade receivables and inventories.

Investing activities during the period used $27.3 million compared to $30.2 million in the same period of 2014. The investments in 2015 primarily relate to significant mine development at each operation. In 2014, the Company invested similarly at each operation.

Capital spending totalled $28.9 million in property, plant and equipment during the first three quarters of 2015. $7.6 million was invested at Guanaceví, with $5.3 million spent on 3.4 kilometres of mine development, $0.6 million spent on the tailings dam and $1.7 million on various mine equipment. At Bolañitos, the Company invested $5.4 million, including $4.6 million on underground development of 4.3 kilometres to access the LL-Ascunción ore body, $0.7 million on tailings expansion and $0.1 million on mine equipment. At El Cubo, the Company invested $15.2 million, with $12.3 million on development of 9.3 kilometres underground and improving the ventilation system. An additional $3.0 million was spent on various equipment as the mine increased output to 2,200 tpd. The Company spent $0.2 million on corporate equipment and $0.3 million on land acquisition agreements. The described capital expenditures, include three equipment lease agreements totaling $1.1 million in capital asset additions, $0.4 million at Guanaceví and $0.7 million at El Cubo.

As at September 30, 2015, the Company held $0.8 million in available for sale investments consisting of marketable securities (December 31, 2014 - $0.8 million).

Financing activities during the first three quarters of 2015 reduced cash by $7.9 million, compared to reducing cash by $3.4 million during the first three quarters of 2014. During 2015 the Company paid $7.0 million to reduce its credit facility, paid $0.7 million in interest and reduced its finance lease obligation by $0.2 million by comparison, during 2014, the Company paid $6.0 million to reduce its credit facility, incurred $0.8 million of interest, and realized $3.4 million from the exercise of stock options and warrants.

As at September 30, 2015 and December 31, 2014, the Company’s issued share capital was $367.9 million, representing 101,976,901 common shares.

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As at September 30, 2015, the Company had options outstanding to purchase 6,322,050 common shares with a weighted average exercise price of CAN $3.80.

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) that was reduced to $50 million in July 2013 and will reduce to $25 million in July 2015. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities and any extraordinary items. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net a debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, an interest service coverage ratio and tangible net worth calculation. On July 24, 2013, as part of the facility agreement, the capacity of the Facility was reduced to $50 million. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016, with a requirement to reduce the credit limit from $50 million to $25 million by July 24, 2015. At September 30, 2015, the Company had $22.0 outstanding million on this Facility.

	Facility Financial
Facility Financial Covenants	Requirements	2015	2014
Leverage ratio	< 3.00:1	0.52	0.64
Interest service coverage ratio	> 4.00:1	40	40
Tangible net worth (000's)	>168,155	185,664	197,031

During the period, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) on December 31, 2014, plus 50% of subsequent quarterly earnings. The Company was in compliance with all financial covenants under the Facility as at September 30, 2015.

Contingencies
Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. Following the directive from the Superior Court, a final assessment by the Tax Court is expected in 2016. The Company estimates the impact of the Superior Court ruling will result in an additional tax expense of MXN 31.7 million (~USD $2.1 million) to MSCG for fiscal 2006 when the Tax Court rules on a final assessment. As of June 30, 2015, the Company estimates additional interest and penalties payable on overdue taxes by MSCG to be MXN 63.5 million (~USD $4.1 million). If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 22.6 million (~USD $1.5 million) on the MXN 31.7 million estimated tax assessment.

Included in the Company’s condensed consolidated interim financial statements, are net assets of $240, including $42 in cash, of MSCG. Following the Tax Court’s rulings, MSCG plans to approach the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of September 30, 2015, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be conducted or decision made.

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Capital Requirements

Endeavour planned to invest $36.5 million on capital projects in 2015, including $30.0 million on mine development, infrastructure and exploration, $4.3 million on plant infrastructure, equipment and tailings and $2.2 million on miscellaneous items. The mine development capital is for accessing reserves for mining and replacing reserves by converting measured and indicated resources. Endeavour does not estimate reserves based on drill holes, only based on underground workings.

For 2015, the Company budgeted US$18.7 million at El Cubo, $4.9 million at Bolañitos, $12.5 million at Guanaceví and $0.4 million for corporate items, all of which will be covered by the Company’s anticipated 2015 cash flow.

Capital spending totalled $28.9 million in property, plant and equipment during the first three quarters of 2015. $7.6 million was invested at Guanaceví, with $5.3 million spent on 3.4 kilometres of mine development, $0.6 million spent on the tailings dam and $1.7 million on various mine equipment. At Bolañitos, the Company invested $5.4 million, including $4.6 million on underground development of 4.3 kilometres to access the LL-Ascunción ore body, $0.7 million on tailings expansion and $0.1 million on mine equipment. At El Cubo, the Company invested $15.2 million, with $12.3 million on development of 9.3 kilometres underground and improving the ventilation system. An additional $3.0 million was spent on various equipment as the mine increased output to 2,200 tpd. The Company spent $0.2 million on corporate equipment and $0.3 million on land acquisition agreements. The described capital expenditures, include three equipment lease agreements totaling $1.1 million in capital asset additions, $0.4 million at Guanaceví and $0.7 million at El Cubo.

Contractual Obligations

The Company had the following contractual obligations at September 30, 2015:

Payments due by period (in thousands of dollars)
Contractual Obligations		Less than 1			More than 5
	Total	year	1 - 3 years	3 - 5 years	years
Capital Assets purchases	$161	$161	$-	$-	$-
Finance lease obligation	926	926	-	-	-
Operating lease	427	233	194	-	-
Revolving credit facility	22,000	22,000	-
Other Long-Term Liabilities	6,575	-	-	2,871	3,704
Total	$30,089	$23,320	$194	$2,871	$3,704

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp. and Aztec Metals Corp., which are related party companies by virtue of having Bradford Cooke as a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The Company had a $154,000 net receivable related to administration costs outstanding as at September 30, 2015 (December 31, 2014 – $188,000).

During 2015, the Company was charged $118,000 (September 30, 2014 - $129,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As of September 30, 2015, the Company had a payable outstanding of $2,000 relating to these legal services (December 31, 2014 - $3,000).

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Financial Assets and Liabilities

As at September 30, 2015, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at September 30, 2015		As at December 31, 2014
		Estimated Fair		Estimated Fair
Expressed in thousands US dollars	Carrying value	value	Carrying value	value
Financial assets:
Cash and cash equivalents	$22,812	$22,812	$31,045	$31,045
Available for sale securities	759	759	786	786
Trade receivables	2,009	2,009	7,394	7,394
Other receivables	14,934	14,934	12,321	12,321
Total financial assets	$40,514	$40,514	$51,546	$51,546

Financial liabilities:
Accounts payable and accrued liabiities	$15,223	$15,223	$17,408	$17,408
Revolving credit facility	22,000	22,000	29,000	29,000
Total financial liabilities	$37,223	$37,223	$46,408	$46,408

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets measured at fair value on a recurring basis include:

As at September 30, 2015
Expressed in thousands US dollars	Total	Level 1		Level 2	Level 3
Financial assets:
Available for sale securities	$759	$759	$	- $	-
Trade receivables	2,009	2,009		-	-
Total financial assets	$2,768	$2,768	$	- $	-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available-for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During the period ended September 30, 2015, the Company reviewed the value of its investments for objective evidence of impairment based on both quantitative and qualitative criteria. Accordingly, the Company has recorded a write down through the income statement of $4.8 million (2014 - $nil) on its marketable securities, which was re-classed from other comprehensive income (loss).

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Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the revolving credit facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was approximately 3.3%. As at December 31, 2014, with other variables unchanged, a 10% increase in the LIBOR rate would be result in additional interest expense of $290,000.

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Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At September 30, 2015 there are 670,370 ounces of silver and 9,283 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at September 30, 2015, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $2.0 million.

Outstanding Share Data

As of October 30, 2015, the Company had the following securities issued and outstanding:

•	101,976,901 common shares
•	6,322,050 common shares issuable under stock options with a weighted average exercise price of CAN$3.80 per share expiring between June 29, 2016 and May 13, 2020.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

IAS 17, Leases
Assets held by the Company under leases that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are recognized in the statement of financial position and measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset (e.g. property, plant and equipment).

Assets held under other leases are classified as operating leases and are not recognized in the statement of financial position. Payments made under operating leases are recognized in the profit or loss as incurred over the term of the lease.

Changes in IFRS not yet adopted:

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRS 9, Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

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IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

See “Critical Accounting Estimates” in the Company’s annual MD&A for a detailed discussion of the areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES

Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the first quarter of 2015, the Company enhanced its internal control system by implementing a policy to consult with a professional valuation company with experience and knowledge assessing the financial impact of any future impairments of long-lived assets. Other than the change described, there have been no other changes that occurred during the nine-month period ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.

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